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                                 [LETTERHEAD]


                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



As independent public accountants, we hereby consent to the incorporation by reference in this Form S-4 of our report on the Statements of Net Assets to be Sold and Net Revenues and Certain Expenses of C.R. Bard, Inc. Cardiology Division - Coronary Catheter Lab Products as of December 31, 1997 and 1996 and for the years ended December 31, 1997, 1996 and 1995 dated September 30, 1998 included in Arterial Vascular Engineering, Inc.'s Registration Statement File No. 333-53421. It should be noted that we have not audited any financial statements of C.R. Bard, Inc. Cardiology Division - Coronary Catheter Lab Products subsequent to December 31, 1997 or performed any audit procedures subsequent to the date of our report.


                                                 /s/ Arthur Andersen LLP

                                                 ARTHUR ANDERSEN LLP


Roseland, New Jersey
December 17, 1998